SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vishay Precision Group, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

92835K103

(CUSIP Number)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,944,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,944,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,944,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,944,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,944,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,944,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Common Stock, $0.10 par value (the “Common Stock”), of Vishay Precision Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the close of business on March 24, 2017, the Nokomis Accounts had invested $ 28,358,299.79 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Nokomis Accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 24, 2017, Nokomis Capital entered into an agreement with the Issuer (the “Agreement”) pursuant to which, among other things, the parties agreed (i) to cooperate to identify and appoint a new mutually acceptable independent director to serve on the Issuer’s Board until the Issuer’s 2018 annual meeting; (ii) if such a mutually acceptable director has not been appointed to the Board by June 30, 2017, then to appoint Wes Cummins to the Board effective July 1, 2017; and (iii) that Nokomis Capital would vote its shares of Common Stock in a manner consistent with the recommendations of the Board for certain matters to be presented at the Issuer’s 2017 annual meeting of stockholders. In addition, Nokomis Capital agreed to abide by certain customary standstill provisions during the Restricted Period (as defined in the Agreement). The foregoing summary of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, except as may be limited by the Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 5 of 7 Pages

(a)	The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 12,189,452 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of March 16, 2017, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2017.

Nokomis Capital, as the investment adviser of the Nokomis Accounts, may be deemed to beneficially own the 1,944,030 shares of Common Stock held by the Nokomis Accounts, representing approximately 15.9% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Hendrickson, as principal of Nokomis Capital, the investment adviser of the Nokomis Accounts, may also be deemed to beneficially own the 1,944,030 shares of Common Stock beneficially owned by the Nokomis Accounts, representing approximately 15.9% of the issued and outstanding shares of Common Stock of the Issuer.

Nokomis Capital and Mr. Hendrickson disclaim beneficial ownership of the Common Stock held by the Nokomis Accounts except to the extent of their pecuniary interest therein.

(b)	Nokomis Capital and Mr. Hendrickson have the shared power to vote and dispose of the Common Stock owned by the Nokomis Accounts reported in this Amendment.

The filing of this Amendment shall not be construed as admission that Nokomis Capital or Mr. Hendrickson is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 1,944,030 shares of Common Stock owned by the Nokomis Accounts. Pursuant to Rule 13d-4, Nokomis Capital and Mr. Hendrickson disclaim all such beneficial ownership.

(c)	Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, Nokomis Capital is a party to the Agreement, which attached as Exhibit 99.1 to this Amendment and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

99.1	Agreement, dated March 24, 2017.

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 27, 2017

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 7 of 7 Pages

Annex A

Transaction Date	Shares Purchased (Sold)	Price
02/06/2017	7,900	16.3810
02/07/2017	4,440	16.4343
02/08/2017	4,418	16.4283
02/13/2017	2,460	16.5500
02/15/2017	892	16.5500